FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of June 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

SIGNATURES

CGGVeritas Announces Technology Cooperation Agreement with Petrobras and Opening of Rio Technology Center
Rio de Janeiro, Brazil — 16 June 2010
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that it has signed a Technology Cooperation Agreement (TCA) with the Brazilian energy company, Petrobras, for the collaborative development and implementation of new technologies in the field of Geophysics.
The TCA sets the framework for collaborative research projects between Petrobras and CGGVeritas over a three-year time period in specific areas such as 4D seismic processing, imaging and reservoir geophysics.
These research projects will be conducted at a recently opened CGGVeritas Technology Center in Rio de Janeiro. The TCA was signed by Robert Brunck, Chairman and CEO of CGGVeritas, at the inauguration ceremony for this new Technology Center.
The Rio Technology Center is designed to offer oil and gas operators in Brazil direct access to geophysical technology developed or customized by a dedicated R&D team focused on solving local geophysical challenges.
The Rio Technology Center is also developing partnerships with top universities recognized in Brazil as leaders in advanced geophysical studies such as the State University of Campinas, the Federal University of Pará, and the State University of North Fluminense.
Robert Brunck, Chairman and CEO of CGGVeritas, said: “We are extremely honored to sign this Technology Cooperation Agreement with Petrobras, a leading energy provider to whom we have had the privilege of providing seismic acquisition and processing services since 1961. We look forward to building on this successful partnership and widening our technical cooperation through the joint pursuit of strategic R&D projects for the development of innovative, customized technologies that will improve the understanding of the geological challenges prevalent here in Brazil and the wider Latin America region.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 16th, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate